File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden

02055470

Date	21 October 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	2

SCA

SUPPL

02 OCT 21 AM 11: 14

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "**SCA appoints HR director**", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Annette Sporrong

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Encl.

dlw 10/28

File No: 82-763

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

SCA appoints HR director

Karin Eliasson (41) has been appointed Senior Vice President, Human Resources for SCA. Most recently, Karin Eliasson was CEO of Novare Human Capital, a company within Investor AB that provides support and consultation to portfolio companies in the human resources area. Before joining Novare Human Capital, Karin Eliasson was Vice President, Human Resources at Modo Paper and Deputy Vice President, Human Resources at Stora Enso. Karin Eliasson will assume her new position at SCA on February 1, 2003.

As of February next year, Francis van Sevendonck (56), currently Senior Vice President, Human Resources within SCA, will be supporting the corporate management team in analysis and implementation of programmes in the area of social responsibility. He will be based at SCA's office in Brussels.

Stockholm, 21 October 2002

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:

Jan Åström, President and CEO. Phone: +46 70-586 07 01